

**Fiscal Year 2017
Third Quarter Investor
Presentation**

June 5, 2017

Safe Harbor Statement & Use of Non-GAAP Measures

This investor presentation dated June 5, 2017 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this investor presentation that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy, including any cost reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K. These filings are available in the Investor Relations section of our website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP EBITDA and Recurring EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's core supply chain business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

Financial information for the periods ended April 30, 2017 and April 30, 2016 is unaudited. Financial information for the period ended July 31, 2016 is audited.

ModusLink
GLOBAL SOLUTIONS

ModusLink at a Glance: Global, Integrated, Trusted

Recent Accolades

Supply & Demand Chain Executive
2016 Green Supply Chain Award

American Business Awards
2016 Gold Stevie® Award

Inbound Logistics
Top 100 3PL Provider

Business Intelligence Group
2016 BIG Innovation Award

EMC
Blue Sky Supplier Sustainability Award

GoPro
GoPro Versatile Award

Intel
Preferred Quality Supplier Award

$459M	FY16 Revenue (NASDAQ: MLNK)
$4.5+B[1]	FY16 Client materials managed through ModusLink
350+M[1]	FY16 Annual units shipped
66%	6 of 9 high tech clients in Gartner Supply Chain Top 25
1	Technology platform with single integration effort
9	Highly integrated supply chain and logistics solutions
2,000	FY17 Q3 – Full-time employees
21	Global sites
21	Languages

1 Internal Company Estimates - Unaudited

ModusLink
GLOBAL SOLUTIONS

Trusted by Leading Global Brands

acer	ANIMA	Beiersdorf	bugaboo	CISCO
COBI	ebay	EMC²	ERICSSON	EuRail
fitbit	FUJITSU	GoPro Be a HERO	here	Hewlett Packard Enterprise
hp	htc quietly brilliant	HYLA mobile RECONSIDERED	JDE	Lenovo
Lexar by Micron	littleBits ELECTRONICS	logitech	Microsoft	NATIONAL INSTRUMENTS
PHILIPS	Reckitt Benckiser	republic WIRELESS	SanDisk	SONY make.believe
tile	TOMTOM	TOSHIBA Leading Innovation	UNIFY	ZEISS

ModusLink GLOBAL SOLUTIONS

Global Footprint to Service our Worldwide Clients



AMERICAS
Riverside, Calif.
Miami, Fla.
Waltham, Mass. (HQ)
Raleigh, North Carolina
Nashville, Tenn.
Orem, Utah
Monterrey, Mexico
Guadalajara, Mexico

EMEA
Brno, Czech Republic
Kildare, Ireland
Apeldoorn, The Netherlands
Venray, The Netherlands

ASIA
Sydney, Australia
Chongqing, China
Futian, China
Kunshan, China
Shenzhen, China
Waigaoqiao, China
Isehara, Japan
Penang, Malaysia
Singapore

🔴 Distributed Last Mile Solution Centers and Corporate HQ

Global Capabilities to Drive Client Satisfaction

ModusLink
GLOBAL SOLUTIONS

Integrated Global Solutions Driving Client ROI

Designed to work together to drive revenue growth, reduce costs and enhance the end-customer brand experience



Contact Center
Financial Management
E-Commerce
Internet of Things (IoT) Powered by Poetic
Value-Added Warehousing & Distribution
Entitlement Management
Material Planning & Factory Supply
Returns Management
Transportation Management
Product Supply Chain & Logistics
Channels
Distributor
Retail
Enterprise
End-User
Customer Brand Experience
Reverse Logistics

These integrated solutions are built on a standard set of processes configured to meet our clients' unique business objectives

ModusLink GLOBAL SOLUTIONS

Menu of End-to-End Solutions

Material Planning & Factory Supply

| Value-Added Warehousing & Distribution |

| E-Commerce |

| Contact Center |

| Financial Management |

| IoT Powered by Poetic |

| Entitlement Management |

| Returns Management |

Material Planning & Factory Supply



Reduce complexity, lead-times and costs of inbound materials, supply chain procurement and factory feed processes

- Supply management of packaging, documentation, cables, power supplies and accessories into multiple manufacturing sites

- Experienced sourcing capability and vast supplier network

- Increased manufacturing supplier flexibility

- Consistent component quality across multiple suppliers

- Manufacturing planning focused on high-value strategic components

Value-Added Warehousing & Distribution



Increase efficiency and reduce costs across multiple logistics functions; meet customer expectations for fulfillment with flexibility, reliability, security and speed

- Multichannel fulfillment experience and compliance infrastructure

- Integrated forward and reverse logistics processing

- Single global technology infrastructure and processes

- Transportation carrier integration, optimization, routing, consolidation and management

- Extensive ERP-enabled value-added services

ModusLink
GLOBAL SOLUTIONS

E-Commerce



Extend global market reach; improve efficiency and maximize online channel opportunity

- Turnkey B2B and B2C sales channel development

- Feature-rich web store options

- Geographic expansion with high level of localization and scalability

- Targeted content and promotions

- World-class IT infrastructure

- Highly integrated solution can incorporate financial management, supply chain and logistics functions

Contact Center



Leverage a cloud-based platform to improve the quality of customer interactions

- Globally scalable cloud-based solution with option for fully integrated financial processing, global fulfillment and returns handling

- Multichannel, multilingual support

- Knowledge in regional cultural nuances

- Customer-centric support experience

- Tools to enable knowledge accumulation and sharing

Financial Management



Quickly and easily expand into new global markets with multiple currencies and localized payment options

- Access new markets by meeting customer demands and regional preferences for online payments

- Complete integration option with e-commerce, fulfillment and returns operations

- Tax and compliance reporting expertise

- Sophisticated risk management

- Accounting services for B2B and B2C sales

- Full PCI (Payment Card Industry) Data Security Standard compliance

ModusLink
GLOBAL SOLUTIONS

IoT Powered by Poetic



Enabling smart devices and new business processes with cloud based platform and big data analytics

- IoT Hub to connect smart devices into business process and analytics framework

- Big data analytics

- Consumption driven replenishment

- Pay per use business model enablement

- Product Warranty and registration auto collection

- Auto alert for service, return or device triggered consumer interaction

- APIs to integrate to e-commerce and ERP processes

Entitlement Management



Control and maximize revenue of digital and multimedia products; simplify operational processes and improve the customer experience

- Centralized, global portal for management and use of intellectual property

- Powered by exclusive Poetic software

- Control the complete software lifecycle: order entry, registration, delivery, activation, upgrades, maintenance, support and renewals

- Highly flexible system integrates with existing IT and business processes

Returns Management



Simplify the returns process; improve service parts management and maximize value of returned assets

- Full end-to-end returns management: RMA, sorting, triage, financial processing and disposition

- Warranty validation and execution

- Online returns management

- Product testing

- Integrated repair and recovery process

- Service parts programs

- Environmentally sensitive waste management and recycling

ModusLink GLOBAL SOLUTIONS

Expanding Capabilities: End-to-End Client Solutions


Customer Contact
E-commerce Integration
Marketplace Integration
Procurement, Planning & Freight
Postponement & Customization
Order Management
Payment Services
Factory Feed
Continuous Optimization
Analytics & Insight
Solution Design
POETIC, Entitlement, IoT
Import / Export Expertise
Consumer Returns
B2C & B2B Fulfilment
Home Replenishment
Trade-In Enablement
Grading & Disposition
Re-Marketing Enablement

ModusLink GLOBAL SOLUTIONS



Corporate Transformation

Fiscal Year 2017 Third Quarter Update
(April 30, 2017 vs. April 30, 2016 - Unaudited)

Corporate Transformation Launched in CY 2016 (Q4)

Global Realignment / Business Unit Model / Process Enhancements / Lean Investments

- ✓ Changes in Executive Leadership
- ✓ Organizational Redesign – Business Unit and General Manager Model
- ✓ Process Workflows / Lean Methodologies
- ✓ Facility Downsizing / Facility Optimization / More Efficient Global Footprint
- ✓ Cost Reduction Initiatives
- ✓ Supply Chain Enhancements
- ✓ Investments in Systems, Structure and Automation
- ✓ Capture Management Implementation (Processes & Profitability)
- ✓ Launch of Strategy & Innovation Office (Near and Long-Term Growth Focus)
- ✓ Global Account Selling Programs (Growth within Installed Base)
- ✓ Realigned Sales Organization (Growth with New Accounts)

$20 Million of Committed Investments in the Business to Drive Client Satisfaction & Improve Structure

ModusLink
GLOBAL SOLUTIONS

Structure Driving the Turnaround and Financial Success


CEO
Executive Leadership Team
BUSINESS UNITS
United States
Mexico
Europe East
Europe West
China
Rest of Asia
E-Business
BUSINESS UNIT SUPPORT
Operations & Facility Mgmt.
Strategy & Innovation
Capture Management
Human Resources

On Track to Deliver $32 Million in Annualized EBITDA Improvements

"We continue to make significant progress in our transformation. This past quarter, we grew the top-line, generated a 650 basis point gross margin improvement and continued to drive expenses down, while investing throughout our global footprint. Our focus remains on profitable growth and partnering with our clients to improve their overall value proposition."

"Through the first nine months of fiscal year 2017, we have reduced operating losses by over $13 million, net losses by over $25 million and EBITDA losses by over $24 million. While we are pleased with our results to date, our goal remains to achieve profitability and be in a position where we can sustain it. The key to this will be revenue stabilization and future growth. We must continue to focus on winning profitable programs, where we can leverage our global footprint, supply chain efficiencies and our innovative solutions. To that end, we have expanded our products and services and improved our operating platform. With our successes to date, we are on track to realize the $32 million in annualized EBITDA savings we committed to when our transformation began."

-- Jim Henderson, CEO of ModusLink Global Solutions

ModusLink
GLOBAL SOLUTIONS

FY17 Third Quarter Performance
Business Segment Review

($'s in millions)	3Q FY17	3Q FY16	$ Change
Net Revenue			
Americas	$20.2	$22.7	-$2.5
Asia	$37.1	$33.2	$3.8
Europe	$34.3	$33.2	$1.1
e-Business	$6.4	$7.4	-$0.9
Total Net Revenue	$97.9	$96.5	$1.5

($'s in millions)	3Q FY17	3Q FY16	$ Change
Operating Income (Loss)			
Americas	$(2.4)	$(3.6)	$1.2
Asia	$0.8	$(2.0)	$2.8
Europe	$(2.3)	$(3.8)	$1.5
e-Business	$(0.2)	$(1.2)	$1.1
Total segment operating loss	$(4.1)	$(10.7)	$6.6
Corporate-level activity	$(1.2)	$(1.8)	$0.6
Total Operating Loss	$(5.2)	$(12.5)	$7.3

- **Net revenue** increased by $1.5 million or 1.5%

- **New client programs** in the consumer electronics and computing industries driving YOY top-line improvement

- **Gross margins** of 8.7% improve 650 basis points

- **All operating segments** reported YOY improvements in operating income/loss

- **Asia business segment profitable** on an operating income basis for the 3rd quarter in a row.

- **Total segment operating loss** declined by $6.6 million, **a 62.0% YOY improvement**

- **Revenue stabilization continues**; Company continues to focus on client satisfaction and ensuring profitable business

ModusLink
GLOBAL SOLUTIONS

FY17 – 9-Month YTD Performance

($'s in millions)	9-Months FY17	9-Months FY16	$ Change	% Change
Net Revenue	$336.8	$357.5	$(20.7)	5.8%
Gross Profit	$29.1	$18.3	$10.8	59.0%
Gross Profit %	8.6%	5.1%	350 Bps	---
SG&A	$39.6	$42.3	$2.7	6.4%
Operating Expenses	$41.5	$44.0	$2.5	5.8%
Operating Loss	$(12.4)	$(25.7)	$13.3	51.8%
Net Loss	$(16.5)	$(41.6)	$25.1	60.3%
EBITDA*	$(2.1)	$(26.5)	$24.4	92.2%
Recurring EBITDA*	$2.2	$(15.5)	$17.6	114.0%

- **Top-line declines anticipated, but % of decline is slowing (revenue declined 5.8% vs. FY16 9-MO)**
- **Continued improvements in gross margin as a result of process enhancements and cost reduction initiatives**
- **Reduction in both fixed and variable expenses leading to YOY improvements in operating expenses**
- **Significant bottom-line improvements (operating and net losses reduced by 51.8% and 60.3%, respectively vs. FY16 9-MO)**
- **Company achieves profitability on a Recurring EBITDA basis (improvement of 114.0% vs. FY16 9-MO)**

**Year-to-date results show dramatic year-over-year improvements.
Continued focus on organizational efficiencies – shifting towards a growth mindset.**

* See EBITDA and Recurring EBITDA reconciliation on page 17.

ModusLink
GLOBAL SOLUTIONS

FY17 – EBITDA and Recurring EBITDA Reconciliation

| | Three Months Ended April 30, | | | Nine Months Ended April 30, | | |
	2017		2016		2017		2016
Net loss	$	(5,067)	$ (12,849)	$	(16,516)	$	(41,570)
Interest income		(96)	(334)		(276)		(536)
Interest expense		2,041	2,833		6,179		8,339
Income tax expense		819	408		2,591		1,464
Depreciation		1,877	1,946		5,967		5,820
EBITDA		(426)	(7,996)		(2,055)		(26,483)
SEC inquiry and financial restatement costs		-	125		12		292
Strategic consulting and other related professional fees		20	150		27		434
Executive severance and employee retention		-	-		300		-
Restructuring		(249)	182		1,901		1,429
Share-based compensation		145	(32)		526		926
Impairment of long-lived assets		-	-		-		305
Unrealized foreign exchange (gains) losses, net		(350)	(544)		1,232		1,272
Other non-operating (gains) losses, net		(2,502)	(2,083)		(2,607)		6,695
(Gains) on investments in affiliates and impairments		(232)	(316)		(1,128)		(533)
ALPS initiative costs		1,575	198		3,964		198
Recurring EBITDA	$	(2,019)	$ (10,316)	$	2,172	$	(15,465)

> **Turnaround plan on track; Company reaffirms anticipated annualized EBITDA improvements of approximately $32.0 million; Company continues to focus on net revenue stabilization and growth.**

ModusLink
GLOBAL SOLUTIONS

ModusLink Consists of Two Business Models:

Supply Chain Business – Operating Subsidiary
Holding Company – Financial Management; Targeting Acquisitions to Leverage $2.1B in NOL's

9-Months Fiscal Year 2017 Performance ($'s in millions - Unaudited)	Supply Chain Business	Holding Company	Public Company
Revenue	$336.8	$0.0	$336.8
Gross Profit	$29.1	$0.0	$29.1
Operating Expenses	$37.7	$3.8	$41.5
Operating Loss	$(8.6)	$(3.8)	$(12.4)
Net Loss	$(11.2)	$(5.3)	$(16.5)
EBITDA	$(2.2)	$0.1	$(2.1)
Recurring EBITDA	$5.4	$(3.2)	$2.2
Cash / Trading securities	$24.8	$98.5	$123.3
Debt - carrying value	$0.0	$58.7	$58.7

Holding Company: 9-Month FY17 Net Loss consists primarily of – $3.8 million in operating expenses, $2.6 million in cash interest expense and $2.9 million in non-cash amortization of the debt discount.

ModusLink
GLOBAL SOLUTIONS

Strong Balance Sheet – Sufficient Liquidity to Fund Turnaround Plan and All Working Capital Requirements

Select Balance Sheet Data

($ in millions)	Apr. 30, 2017	Jan. 31, 2017	Jul. 31, 2016
Total Cash & Equivalents	$111.9	$114.3	$130.8
Trading Securities	$11.4	$11.0	$16.8
Working Capital	$112.0	$113.8	$125.1
Total Debt[1] (at maturity)	$67.6	$67.6	$69.6
Current Ratio	1.7	1.7	1.6
Net Debt and Trading Securities[2]	$55.7	$57.7	$78.0

- $123.3 million in cash, cash equivalents and trading securities to fund working capital, business needs and corporate realignment initiatives.

- ABL Credit Facility with PNC Bank (agent/lender); up to $50 million available (contingent upon assets and Agreement conditions); $0.0 million borrowed as of April 30, 2017 (excluding undrawn LCs).

- Raised $100 million in 2014 through Convertible Notes Offering:
  - Wells Fargo Bank – Trustee
  - Bear interest at 5.25% per annum, payable semi-annually
  - Mature in March 2019
  - Net carrying value of the Notes was $58.7 million as of Q3 FY17

- Cash decrease was expected and is due largely to the turnaround initiatives as well as unwinding of working capital related to a planned client exit.

Ability to pay down debt through cash, cash equivalents and trading securities; Net debt position down due to turnaround initiatives – expected to increase with future real estate sales

1 Represents amount of the Convertible Notes at maturity plus the balance borrowed on the Credit Facility as of the balance sheet date.
2 Represents Total Cash & Equivalent + Trading Securities – Total Debt (at maturity).

ModusLink GLOBAL SOLUTIONS

Strategic Positioning – Global Value Proposition



Regions	Solutions	Markets
Global…	**…omni-channel provider of end-to-end technology and forward/reverse logistics services…**	**…to innovative product companies**

- **North America**
- **Europe**
- **Asia** (China, in particular)

Technology: E-Commerce Services → Professional Services → Infrastructure Services

Forward Logistics: Demand Planning → Warehousing → Fulfillment

Reverse Logistics: Support → Return / Replace → Repair / Refurbish



- **Growth tech verticals**
- **Mature tech verticals**
- **Other innovative product sectors:** medical devices, luxury, beauty, small appliances

A clear strategy for profitable growth

ModusLink
GLOBAL SOLUTIONS

Summary: Investment Considerations



Complete End-to-End Solutions Provide Competitive Edge

Unmatched Global Footprint to Meet Client Requirements

Diversified Supply Chain Relationships Driving Client ROI

Longstanding Customer Relationships Across Both Legacy and Growth Industries

Long-term View of the Markets; Positioned to Leverage Offerings in New Emerging Categories

Client Base of Fortune 500 Global Leaders

Strong Balance Sheet, Access to Capital and Commitment from Board and Executives to Implement Turnaround!

Anticipate Significant Improvements in Bottom-Line Performance and Cash Flow Generation in FY17

Investments in Infrastructure, Systems and Processes to Improve Efficiencies and Drive Bottom-Line Performance



Thank you!